Exhibit 99.1

ASX Announcement Friday 30 September 2022

Delay in Lodgement of 2022 Financial Statements

Advanced Human Imaging Limited (ASX: AHI) (“NASDAQ: AHI”) (“the Company”) advises that there will be a delay in the lodgement of its Financial Statements for the year ended 30 June 2022.

The delay is to allow the Company to complete all the requirements of its newly appointed Auditor, PKF Brisbane Audit. Whilst the Audit is well progressed, there are new and additional Audit requirements flowing from the Company’s successful IPO on NASDAQ in late 2021. In addition to the new and increased Audit requirements, the Company has also been very active on the acquisition trail, having announced the settled acquisition of South African incorporated Vertica Health (Pty) Ltd and the planned acquisition of Canadian listed wellteq Digital Health Inc (“wellteq”), subject to wellteq shareholder approval and other regulatory and statutory requirements, in the last two months.

Trading in the Company’s shares is expected to be suspended by the ASX prior to the commencement of trading on 3 October 2022, until the Company can lodge its audited 2022 Financial Statements with the ASX. The Company will work closely with PKF Brisbane Audit to finalise the Audit and expects to be able to lodge by 10 October 2022.

This announcement has been approved for release by the Board of Directors of the Company.

For more information contact:

Dr Katherine Iscoe	Simon Durack
Chief Executive Officer	Chief Financial Officer
Advanced Human Imaging Ltd	Advanced Human Imaging Ltd
E: admin@ahi.tech	E: admin@ahi.tech

About Advanced Human Imaging Ltd:

AHI has developed and patented a proprietary dimensioning technology that enables our partners and their users to check, track, and assess their vital signs and dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day-to-day life and the ongoing fight against chronic disease which accounts for 86% of global healthcare costs.

Whether this is a personal journey to better health, understanding the risk associated with physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in only a few minutes.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple software development kits (SDKs), allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

The link below is a brief video showcasing our current offering and will assist you in understanding our value proposition. CompleteScan - The Future of Health Assessments

For more information please visit: www.ahi.tech

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech